As filed with the Securities and Exchange Commission on December 15, 2025

Registration No. 333-279125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-3 ON FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AVENUE THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	47-4113275 (I.R.S. Employer Identification No.)

1111 Kane Concourse, Suite 301

Bay Harbor Islands, Florida 33154

(781) 652-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alexandra MacLean, M.D.
Chief Executive Officer

1111 Kane Concourse, Suite 301

Bay Harbor Islands, Florida 33154

(781) 652-4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Rakesh Gopalan

David S. Wolpa

Troutman Pepper Locke LLP
301 S. College Street, 34th Floor

Charlotte, NC 28202
(704) 998-4050

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Avenue Therapeutics, Inc. (the “Company”) filed a registration statement on Form S-3 with the Securities and Exchange Commission (“SEC”) on May 7, 2024, File No. 333-279125 (the “Original Registration Statement”). The Original Registration Statement registered the resale by the selling stockholders named therein (the “Selling Stockholders”) of (i) 689,680 shares (the “Series C Warrant Shares”) of the Company’s common stock, par value $0.0001 per share (“Common Stock”), issuable upon the exercise of outstanding Series C Warrants to purchase Common Stock (the “Series C Warrants”) and (ii) 689,680 shares of Common Stock issuable upon exercise of outstanding Series D Warrants to purchase Common Stock (the “Series D Warrants”), which warrants have since expired, and (iii) 41,381 shares of Common Stock (the “Placement Agent Warrant Shares” and together with the Series C Warrant Shares, the “Warrant Shares”) issuable upon the exercise of outstanding Placement Agent Warrants to purchase Common Stock (the “Placement Agent Warrants” and together with the Series C Warrants, the “Warrants”).

On March 17, 2025, the Nasdaq Stock Market LLC (“Nasdaq”) notified the Company that Nasdaq had determined to delist the Company’s Common Stock and that trading of the Company’s securities would be suspended at the open of trading on March 19, 2025. On July 18, 2025, Nasdaq filed a Form 25 with the SEC notifying the SEC of Nasdaq’s determination to remove the Company’s securities from listing on Nasdaq, at which time the Common Stock was formally delisted (the “Delisting”), ceased to be registered pursuant to Section 12(b) of the Act and immediately was deemed registered pursuant to Section 12(g) of the Act. Since March 19, 2025, the Company’s Common Stock has been traded on the over-the-counter market (OTCID) under the symbol “ATXI”.

The Company became ineligible to use a Form S-3 registration statement due to the Delisting. The Company is filing this Post-Effective Amendment No. 1 to Form S-3 on Form S-1 in order to maintain the registration of the resale by the Selling Stockholders of the Warrant Shares.

All filing fees payable in connection with the registration of these securities were previously paid in connection with the filing of the Original Registration Statement.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders named in this prospectus may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated December 15, 2025

Preliminary Prospectus

731,061 Shares of Common Stock underlying certain Common Warrants and Placement Agent Warrants

This prospectus relates to the resale by the selling stockholders (the “Selling Stockholders”) identified in this prospectus under the section “The Selling Stockholders,” or their pledgees, donees, transferees or other successors in interest, from time to time, of shares of our Common Stock, par value $0.0001 per share (“Common Stock”), comprised of (i) 689,680 shares of Common Stock (the “Series C Warrant Shares”) issuable upon the exercise of our outstanding Series C Warrants to purchase Common Stock (the “Series C Warrants”) and (ii)  41,381 shares of Common Stock (the “Placement Agent Warrant Shares” and together with the Series C Warrant Shares, the “Warrant Shares”) issuable upon the exercise of outstanding Placement Agent Warrants to purchase Common Stock (the “Placement Agent Warrants” and together with the Series C Warrants, the “Warrants”). The Warrants were issued to the Selling Stockholders in a private placement transaction (the “Private Placement”) that closed on May 1, 2024. For additional information about the Private Placement, see “Private Placement.” We are registering the offer and sale of the shares of Common Stock issuable upon exercise of the Warrants on behalf of the Selling Stockholders to satisfy certain registration rights that we have granted to the Selling Stockholders.

The Series C Warrants have an exercise price of $6.20 per share. The Placement Agent Warrants have an exercise price of $7.75 per share. The Series C Warrants and the Placement Agent Warrants became exercisable immediately upon issuance and remain exercisable for a period of five years from the date of issuance.

The Selling Stockholders may resell or dispose of the Warrant Shares, or interests therein, at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in the section of this prospectus titled “Plan of Distribution.” The Selling Stockholders will bear the costs of commissions and discounts, if any, attributable to the sale or disposition of the Warrant Shares, or interests therein, held by the Selling Stockholders. We will bear all costs, expenses and fees in connection with the registration of the offer and sale of the Warrant Shares under the Securities Act of 1933, as amended (the “Securities Act”). We will not receive any of the proceeds from the sale of the Warrant Shares by the Selling Stockholders. However, we will receive the proceeds of any cash exercise of the Warrants. See the section of this prospectus title “Use of Proceeds” for more information.

The Common Stock is not traded on any national securities exchange. Our Common Stock is quoted for trading on the OTCID Market, an over-the-counter market, under the symbol “ATXI.” On December 11, 2025, the last reported sale price of our Common Stock was $0.6503 per share. You are urged to obtain current market quotations for our Common Stock.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus, as described on page 8 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is       , 2025

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the Common Stock that may be resold by the Selling Stockholders. In certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by the Selling Stockholders. We also may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus. To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date - for example, a document incorporated by reference in this prospectus or any prospectus supplement - the statement in the later-dated document modifies or supersedes the earlier statement.

You should read both this prospectus and any applicable prospectus supplement together with the additional information about our company to which we refer you in the sections of this prospectus titled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. Neither we nor the Selling Stockholders have authorized any dealer, salesperson or other person to provide you with different or inconsistent information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the Common Stock in any jurisdiction in which such an offer or solicitation relating to the Common Stock is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the Common Stock if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning our industry, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily uncertain due to a variety of factors, including those described in section of this prospectus titled “Risk Factors.”

These and other factors could cause our future performance to differ materially from our assumptions and estimates. For investors outside the United States: we have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

Unless the context indicates otherwise, when we refer to “Avenue,” “we,” “our,” “us” and the “Company” in this prospectus, we mean Avenue Therapeutics, Inc. and its consolidated subsidiaries, unless otherwise specified. When we refer to “you,” we mean the potential holders of the Common Stock.

This prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entities.

FORWARD-LOOKING STATEMENTS

This prospectus contains predictive or “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of current or historical fact contained in this prospectus, including statements that express our intentions, plans, objectives, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “should,” “would” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

These statements are based on current expectations, estimates and projections made by management about our business, our industry and other conditions affecting our financial condition, results of operations or business prospects. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, the forward-looking statements due to numerous risks and uncertainties. Factors that could cause such outcomes and results to differ include, but are not limited to, risks and uncertainties arising from:

•	the fact that we currently have no drug products for sale and that our success is dependent on our product candidates receiving regulatory approval and being successfully commercialized;
•	the possibility that serious adverse or unacceptable side effects are identified during the development of our current or future product candidates, such that we would need to abandon or limit development of some of our product candidates;
•	our ability to successfully develop, partner, or commercialize any of our current or future product candidates including IV tramadol;
•	the substantial doubt raised about our ability to continue as a going concern, which may hinder our ability to obtain future financing;
•	the significant losses we have incurred since inception and our expectation that we will continue to incur losses for the foreseeable future;
•	our need for substantial additional funding, which may not be available to us on acceptable terms, or at all, which unavailability could force us to delay, reduce, or eliminate our product development programs or commercialization efforts;
•	our reliance on third parties for several aspects of our operations;
•	our reliance on clinical data and results obtained by third parties that could ultimately prove to be inaccurate, unreliable, or unacceptable to regulatory authorities;
•	the possibility that we may not receive regulatory approval for any or all of our product candidates, or that such approval may be significantly delayed due to scientific or regulatory reasons;
•	the fact that even if one or more of our product candidates receives regulatory approval, they will remain subject to substantial regulatory scrutiny;
•	the effects of current and future laws and regulations relating to fraud and abuse, false claims, transparency, health information privacy and security, and other healthcare laws and regulations;
•	the effects of competition for our product candidates and the potential for new products to emerge that provide different or better therapeutic alternatives for our targeted indications;
•	the possibility that the government or third-party payors fail to provide adequate coverage and payment rates for our product candidates or any future products;
•	our ability to establish sales and marketing capabilities or to enter into agreements with third parties to market and sell our product candidates;
•	our exposure to potential product liability claims;
•	the protection of our intellectual property and our potential inability to maintain sufficient patent protection for our technology and products;
•	our ability to maintain compliance with the obligations under our intellectual property licenses and funding arrangements with third parties, without which licenses and arrangements we could lose rights that are important to our business;
•	the fact that Fortress Biotech, Inc. (“Fortress”) controls a majority of the voting power of our outstanding capital stock and has rights to receive significant share grants annually;
•	the fact that the OTCID Market is a thinly traded market lacking in liquidity, and subject to volatility;
•	our Common Stock may be considered a “penny stock” and, therefore, may be subject to certain rules that make it difficult for brokers, dealers, or investors to sell the shares; and

•	the risks described under the section titled “Risk Factors” elsewhere in this prospectus and in other filings we make with the Securities and Exchange Commission.

Any forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this prospectus, except as required by applicable law. Investors should evaluate any statements made by us in light of these important factors.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus and/or incorporated by reference herein. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information in our filings with the SEC incorporated by reference into this prospectus.

Our Business

Overview and Product Candidate Development

We are a specialty pharmaceutical company focused on the development and commercialization of therapies for the treatment of neurologic diseases. Our product candidate is an intravenous formulation of tramadol (“IV tramadol”), a schedule IV opioid for the treatment of post-operative acute pain and previously, through November 5, 2025, BAER-101 for the treatment of epilepsy and panic disorders. We may in the future acquire additional product candidates.

IV Tramadol

Under the terms of certain agreements, we have an exclusive license with Revogenex to develop and commercialize IV tramadol in the United States.

We participated in a Type C meeting with the FDA in March 2023 to discuss a proposed study protocol to assess the risk of respiratory depression related to opioid stacking on IV tramadol relative to an approved opioid analgesic. We announced in April 2023 that we received official meeting minutes from the Type C meeting with the FDA. The Type C meeting minutes indicate that we are in agreement with the FDA on a majority of the proposed protocol items and are in active discussion about remaining open items. The minutes indicate that the FDA also agrees that a successful study will support the submission of a complete response to the second Complete Response Letter for IV tramadol pending final agreement on a statistical analysis plan and a full review of the submitted data in the complete response as well as concurrence from the FDA's Division of Anesthesia, Analgesia, and Addiction Products.

In January 2024, we announced that we reached final agreement with the FDA on the Phase 3 safety study protocol and statistical analysis approach, including the primary endpoint. The final non-inferiority study is designed to assess the risk of opioid-induced respiratory depression related to opioid stacking on IV tramadol compared to IV morphine. The study will randomize approximately 300 post bunionectomy patients to IV tramadol or IV morphine for pain relief administered during a 48-hour post-operative period. Of note, this study design was used in the first of two Phase 3 trials. In a Phase 3 safety study to be conducted, patients will have access to IV hydromorphone, a Schedule II opioid, for rescue of breakthrough pain. The primary endpoint is a composite of elements indicative of respiratory depression.

We are currently evaluating the feasibility of the safety study. The initiation of the study is subject to the Company obtaining the necessary financing or partnership.

BAER-101 (novel α2/3-subtype-selective GABA A PAM)

The descriptions below are with respect to the former product candidate BAER-101, which we sold on November 5, 2025, as it existed during the three months ended September 30, 2025. Baergic is a clinical-stage pharmaceutical company founded in December 2019 that focuses on the development of pharmaceutical products for the treatment of neurologic disorders. Baergic was acquired by the Company pursuant to a stock contribution agreement (the “Contribution Agreement”) with Fortress, in order to strategically align with Avenue’s goals of building a rare and neurologic pipeline. Baergic’s pipeline currently consists of a single compound, BAER-101, a novel α2/3–subtype-selective GABA A positive allosteric modulator. BAER-101 (formerly known as AZD7325) was originally developed by AstraZeneca and has an established safety profile in early clinical trials including over 700 patients.

In August 2023, we reported preclinical data for BAER-101 from an in vivo evaluation in SynapCell’s Genetic Absence Epilepsy Rat from the Strasbourg (“GAERS”) model of absence epilepsy. The GAERS model mimics behavioral, electrophysiological and pharmacological features of human absence seizures and has shown to be an early informative indicator of efficacy in anti-seizure drug development. In the model, BAER-101 demonstrated full suppression of seizure activity with a minimal effective dose of 0.3 mg/kg administered orally. The data were subsequently presented at the American Epilepsy Society 2023 Annual Meeting in December 2023 and at the American Society for Experimental Neurotherapeutics 2024 Annual Meeting in March 2024. The data were also published in Drug Development Research in February 2024.

In November 2025, we sold Baergic to Axsome Therapeutics, Inc. (“Axsome”) pursuant to a stock purchase agreement (“Baergic Agreement”) whereby Axsome: (i) purchased 100% of the equity interests in Baergic from Avenue and the other stockholders of Baergic for an upfront payment of $0.3 million (less transaction fees) and additional contingent consideration and (ii) received worldwide commercial, development, and manufacturing rights to BAER-101 (now referred to as AXS-17), including all available nonclinical and clinical data.

Avenue and the other former stockholders of Baergic will be eligible to receive from Axsome:

•	payments totaling up to $2.5 million in the aggregate upon the occurrence of certain development and regulatory milestone events for the first indication pertaining to AXS-17 and $1.5 million for each indication thereafter;
•	payments totaling up to $79 million in aggregate upon AXS-17 achieving certain commercial sales milestone events; and
•	a tiered mid-to-high single digit royalty on potential global net sales of AXS-17.

Avenue expects to receive approximately 74% of all future payments and royalties payable under the Baergic Agreement.

Recent Developments

In February 2023, we announced that we entered into a license agreement (the “AnnJi License Agreement”) with AnnJi Pharmaceutical Co., Ltd. (“AnnJi”) whereby the Company obtained an exclusive license from AnnJi to intellectual property rights pertaining to the molecule known as JM17, which activates Nrf1 and Nrf2, enhances androgen receptor degradation and underlies AJ201, a clinical product candidate currently in a Phase 1b/2a clinical trial in the United States (“U.S.”) for the treatment of SBMA.

Under the AnnJi License Agreement, in exchange for exclusive rights to the intellectual property underlying the AJ201 product candidate, the Company paid an initial cash license fee of $3.0 million. The Company issued shares of its common stock and was obligated to make additional payments over the course of the AnnJi License Agreement including reimbursement payments of up to $10.8 million in connection with the product’s Phase 1b/2a clinical trial.

On April 24, 2025 (the “AnnJi Termination Effective Date”), we and AnnJi entered into a License Termination and Program Transfer Agreement (the “Termination and Transfer Agreement”), pursuant to which: (i) the AnnJi License Agreement (as well as the Subscription Agreement and the Registration Rights Agreement entered into in connection therewith) was terminated with immediate effect; (ii) the parties dismissed all pending dispute resolution proceedings between them and provided mutual releases of claims; (iii) we transferred to AnnJi all of our rights, title and interest to and under the assets arising under the AnnJi License Agreement and otherwise related to AJ201 and (iv) we agreed not to, for 48 months following the date of the Termination and Transfer Agreement, develop, commercialize, manufacture or sell any product competing with AJ201 in the US, Canada, the European Union, Great Britain or Israel. Under the Termination and Transfer Agreement, we will repurchase, for an aggregate payment of $1.00, all 14,777 shares of our common stock that are held by AnnJi, and we also made a payment of $0.2 million to AnnJi as consideration for legal expenses.

AnnJi agreed to make payments to us of $2.0 million in the aggregate, with $1.0 million due within 30 days after the AnnJi Termination Effective Date and $1 million due within 90 days after the AnnJi Termination Effective Date. Additionally, the we will be eligible to receive from AnnJi:

•	payments totaling up to $5 million in the aggregate upon the occurrence of certain development and regulatory milestone events pertaining to AJ201;

•	payments totaling up to $17 million in the aggregate upon AJ201 experiencing certain commercial sales milestone events;

•	a 1.75% royalty on net sales of AJ201, which royalty percentage is subject to potential diminution in certain circumstances; and

•	in the event that AnnJi enters into one or more subsequent licenses of rights to AJ201 with third party licensee(s), 15% of payments received by AnnJi from such licensee(s), up to a cap of $7.5 million, and with a minimum of $4 million owing under certain mechanism in the event of an approval of a New Drug Application in the U.S. with respect to AJ201.

We are treating the payments related to future milestones and potential royalties as variable consideration that is constrained until the achievement of the specified milestones. The Termination and Transfer Agreement also contains customary representations and warranties and provisions related to confidentiality and indemnification.

Private Placement

On April 28, 2024, we entered into inducement offer letter agreements (the “Inducement Letters”) with (i) certain investors (the “October 2022 Investors”) that held certain outstanding warrants to purchase up to an aggregate of 27,271 shares of the Common Stock, originally issued to the October 2022 Investors on October 11, 2022 (the “October 2022 Warrants”); (ii) certain investors (the “November 2023 Investors”) that held certain outstanding Series A and Series B warrants to purchase up to an aggregate of 221,333 shares of Common Stock, originally issued to the November 2023 Investors on October 31, 2023 (the “November 2023 Warrants”); and (iii) certain investors (the “January 2024 Investors” and, collectively with the October 2022 Investors and the November 2023 Investors, the “Holders”) that held certain outstanding Series A and Series B warrants to purchase up to an aggregate of 441,076 shares of Common Stock, originally issued to the January 2024 Investors on January 9, 2024 (the “January 2024 Warrants,” and, collectively with the October 2022 Warrants and November 2023 Warrants, the “Existing Warrants”). The October 2022 Warrants had an exercise price of $116.25 per share, the November 2023 Warrants had an exercise price of $22.545 per share, and the January 2024 Warrants had an exercise price of $22.545 per share. The Holders are the Selling Stockholders identified in this prospectus under the section heading titled, “The Selling Stockholders.”

Pursuant to the Inducement Letters, the Holders agreed to exercise for cash the Existing Warrants at a reduced exercise price of $6.20 per share in partial consideration for the Company’s agreement to issue in a private placement (x) the Series C Warrants to purchase up to 689,680 shares of Common Stock and (y) Series D Warrants to purchase up to 689,680 shares of Common Stock, which warrants have since expired. The Holders also agreed to make a payment of $0.125 per share underlying the Series C Warrants and Series D Warrants (the “Additional Warrant Consideration”). In addition, the Company issued to H.C. Wainwright & Co., LLC (“H.C. Wainwright”) or its designees the Placement Agent Warrants to purchase up to 41,381 shares of Common Stock. The Placement Agent Warrants have the same terms as the Series C Warrants, except that the Placement Agent Warrants have an exercise price equal to $7.75 per share.

The transactions contemplated by the Inducement Letters closed on May 1, 2024 (the “Closing Date”). The Company received aggregate gross proceeds of approximately $4.4 million from the exercise of the Existing Warrants by the Holders and the payment of the Additional Warrant Consideration, before deducting placement agent fees and other expenses payable by the Company.

In the Inducement Letters, the Company agreed to file a registration statement providing for the resale of the Warrant Shares. Accordingly, as required by the Inducement Letters, the registration statement of which this prospectus forms a part relates to the offer and resale of the Warrant Shares issuable to the Selling Stockholders upon the exercise of the Warrants.

Corporate Information

We are a majority-controlled subsidiary of Fortress. Baergic Bio was our sole subsidiary until November 5, 2025, when it was acquired by Axsome.

Avenue Therapeutics, Inc. was incorporated in Delaware on February 9, 2015. Our executive offices are located at 1111 Kane Concourse, Suite 301, Bay Harbor Islands Florida, 33154. Our telephone number is (781) 652-4500, and our email address is info@avenuetx.com. Information on our website, or any other website, is not incorporated by reference in this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Issuer:	Avenue Therapeutics, Inc.

Securities Offered by Selling Stockholders:	731,061 shares of Common Stock issuable upon exercise of the Warrants.

Shares of Common Stock Outstanding Prior to this Offering:	3,183,558 shares as of December 11, 2025.

Shares of Common Stock Outstanding Assuming Exercise of All Warrants(1):	3,914,619

Terms of the Offering	The Selling Stockholders will determine when and how they will sell the Common Stock offered in this prospectus, as described in the section of this prospectus titled “Plan of Distribution.”

Use of Proceeds:	We will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders in this offering. However, we will receive the proceeds of any cash exercise of the Warrants. We intend to use the net proceeds from any cash of the Warrants for working capital and general corporate purposes. See “Use of Proceeds.”

Risk Factors:	See “Risk Factors” incorporated by reference into this prospectus from our most current Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q for a discussion of certain factors you should carefully consider before deciding to invest in shares of our Common Stock.

OTCID Market Symbol:	ATXI

(1)	The number of shares of Common Stock to be outstanding after this offering is based on 3,183,558 shares of our Common Stock outstanding as of December 11, 2025, and excludes as of that date:

•	1,476,200 shares of Common Stock issuable upon exercise of outstanding warrants having a weighted-average exercise price of $8.64 per share;

•	235,400 shares of Common Stock underlying unvested restricted stock units;

•	93,850 shares of Common Stock issuable upon the exercise of stock options with a weighted-average exercise price of $16.48 per share;

•	222 shares of Common Stock issuable upon conversion of the outstanding shares of Class A Preferred Stock, at the holders’ election; and

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the outstanding stock options or warrants and no settlement of the restricted stock units described above.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified a number of these factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024 and supplemented by our Quarterly Reports on Form 10-Q, which are each incorporated by reference in this prospectus, as well as in other information included or incorporated by reference in this prospectus and any prospectus supplement. You should consider carefully these risks and uncertainties before deciding to invest in our Common Stock. If any of the risks identified as risk factors in the incorporated documents were to materialize, our business, financial condition, results of operations, and future growth prospects could be materially and adversely affected. In that event, the market price of our Common Stock could decline, and you could lose part of or all of your investment in our Common Stock. See the section of this prospectus titled “Where You Can Find More Information.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Warrant Shares covered by this prospectus and any accompanying prospectus supplement. All proceeds from the sale of the Warrant Shares will be for the respective accounts of the Selling Stockholders named herein. However, we will receive the proceeds of any cash exercise of the Warrants. We intend to use the net proceeds from any cash exercise of the Warrants for working capital and general corporate purposes.

We will bear all other costs, fees and expenses incurred in effecting the registration of the offering and sale of the Warrant Shares covered by this prospectus and any accompanying prospectus supplement, including, without limitation, all registration and filing fees, stock exchange listing fees and fees and expenses of our counsel and our accountants, in accordance with the terms of the Inducement Letters. The Selling Stockholders will pay any discounts, commissions, and fees of underwriters, selling brokers, dealer managers or similar securities industry professionals incurred by the Selling Stockholders in disposing of the Warrant Shares covered by this prospectus.

DETERMINATION OF OFFERING PRICE

We cannot currently determine the price or prices at which the shares of Common Stock may be sold by the Selling Stockholders under this prospectus. See “Plan of Distribution.”

THE PRIVATE PLACEMENT

On April 28, 2024, we entered into the Inducement Letters with the Holders in connection with the Existing Warrants. October 2022 Warrants had an exercise price of $116.25 per share, the November 2023 Warrants had an exercise price of $22.545 per share, and the January 2024 Warrants had an exercise price of $22.545 per share.

Pursuant to the Inducement Letters, the Holders agreed to exercise for cash the Existing Warrants at a reduced exercise price of $6.20 per share in partial consideration for the Company’s agreement to issue in a private placement (x) the Series C Warrants to purchase up to 689,680 shares of Common Stock and (y) Series D Warrants to purchase up to 689,680 shares of Common Stock (which have since expired). The Holders also agreed to make a payment of the Additional Warrant Consideration. The Warrants and Series D Warrants were issued on the Closing Date. We received aggregate gross proceeds of approximately $4.4 million from the exercise of the Existing Warrants by the Holders and the payment of the Additional Warrant Consideration, before deducting placement agent fees and other expenses payable by us.

Pursuant to the Inducement Letters, we agreed to file a registration statement on Form S-3 providing for the resale of the Warrant Shares (the “Resale Registration Statement”) within 30 days of the date of the Inducement Letters, and to use best efforts to cause the Resale Registration Statement to be declared effective by the SEC within 90 days following the date of the Inducement Letters and to keep the Resale Registration Statement effective at all times until the Holders no longer own any Warrants or Warrant Shares. We have filed the registration statement of which this prospectus forms a part pursuant to the Inducement Letters.

The Company engaged H.C. Wainwright to act as its exclusive agent in connection with the transactions summarized above and paid H.C. Wainwright a cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the Existing Warrants at the reduced exercise price and the Additional Warrant Consideration. In addition, the Company (i) reimbursed H.C. Wainwright for $50,000 of the fees and expenses of H.C. Wainwright’s legal counsel and other of its out-of-pocket expenses and $15,950 for clearing fees, (ii) reimbursed H.C. Wainwright for its non-accountable expenses in the amount of $35,000, and (iii) paid a management fee equal to 1.0% of the gross proceeds raised. The Company also issued to H.C. Wainwright or its designees the Placement Agent Warrants to purchase the 41,381 Placement Agent Warrant Shares. The Placement Agent Warrants have the same terms as the Series C Warrants, except that the Placement Agent Warrants have an exercise price equal to $7.75 per share.

THE SELLING STOCKHOLDERS

We have prepared this prospectus to allow the Selling Stockholders or certain of their pledgees, donees, transferees or other successors in interest to sell or otherwise dispose of, from time to time, the Warrant Shares issuable upon exercise of the Warrants.

The Warrants held by the Selling Stockholders contain limitations which prevent the holder from exercising such Warrants if such exercise would cause any of the Selling Stockholders, together with certain related parties, to beneficially own a number of shares of Common Stock which would exceed 4.99% (or, at the election of the holder, 9.99%) of our then-outstanding shares of Common Stock following such exercise, excluding for the purposes of such determination, shares of Common Stock issuable upon exercise of the Warrants which have not been exercised.

In connection with certain registration rights that we granted to the Selling Stockholders pursuant to the Inducement Letters, in May 2024 we filed with the SEC a registration statement on Form S-3 with respect to the resale or other disposition of the Warrant Shares. In order to keep such registration effective, we have a post-effective amendment to the registration statement on Form S-1, of which this prospectus forms a part, to continue the registration of the offering by the Selling Stockholders of the Warrant Shares under this prospectus from time to time on the over-the-counter markets, in privately negotiated transactions or otherwise. We have agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective for the period of time required under our agreement with the Selling Stockholders.

All information with respect to the Selling Stockholders’ ownership of the Warrant Shares has been furnished by or on behalf of the Selling Stockholders and is as of September 30, 2025. The percentage ownership data is based on 3,183,558 shares of Common Stock issued and outstanding as of December 11, 2025. We believe, based on information supplied by the Selling Stockholders, that except as may otherwise be indicated in the table below, the Selling Stockholders and their affiliates listed in any footnote to the table below have sole voting and dispositive power with respect to the Shares reported as beneficially owned by them.

The Selling Stockholders may sell some, all or none of the Warrant Shares. We do not know how long the Selling Stockholders will hold the Warrant Shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale or other disposition of any of the Warrant Shares. The Warrant Shares may be offered and sold from time to time by the Selling Stockholders pursuant to this prospectus.

Because the Selling Stockholders may sell some or all of the Warrant Shares included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Common Stock, no estimate can be given as to the number of Warrant Shares available for resale hereby that will be held by the Selling Stockholders in the future. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the Warrant Shares it holds in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below. We have, therefore, assumed for the purposes of the following table, that the Selling Stockholders will sell all of the Warrant Shares beneficially owned by them and their affiliates listed in any footnote to the table below that are covered by this prospectus.

Selling Stockholders Information:

Name of Selling Stockholder(1)	Shares Beneficially Owned Immediately Prior to the Offering		Warrant Shares Being Offered for Resale Under this Prospectus(1)	Number of Shares Beneficially Owned After Sale of Warrant Shares(2)	Percentage of Outstanding Shares of Common Stock Beneficially Owned Immediately Following the Sale of Warrant Shares(3)(4)
Armistice Capital, LLC(5)	527,496		527,496	-	*	%
Bigger Capital Fund, LP(6)	69,636	(7)	69,636	-	*	%
District 2 Capital Fund LP(8)	69,636	(9)	69,636	-	*	%
Intracoastal Capital LLC(10)	10,908	(11)	3,636	7,272	*	%
Sabby Volatility Warrant Master Fund, Ltd.(12)	88,912		88,912	-	*	%
Craig Schwabe(13)	1,396		1,396	-	*	%
Charles Worthman(13)	414		414	-	*	%
Michael Vasinkevich(13)	26,536		26,536	-	*	%
Noam Rubinstein(13)	13,035		13,035	-	*	%

* Less than 1%

1)	The Warrants are subject to a beneficial ownership limitation of 4.99% (or, at the election of the holder, 9.99%) (the “Beneficial Ownership Limitation”), which limitation precludes each Selling Stockholder from exercising any portion of its Warrants to the extent that, following such exercise, such Selling Stockholder’s ownership of our Common Stock would exceed the Beneficial Ownership Limitation.

2)	Assumes the Selling Stockholders sell all of the Warrant Shares being offered by this prospectus.

3)	Percentage calculated based upon the assumption that the Selling Stockholders sell all of the Warrant Shares offered by this prospectus.

4)	The amounts and percentages in the table are provided without regard to the applicable Beneficial Ownership Limitation.

5)	The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the Selling Stockholder from exercising that portion of the warrants that would result in the Selling Stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

6)	Michael Bigger, Managing Member of Bigger Capital GP, LLC, General Partner of Bigger Capital Fund, LP, has discretionary authority to vote and dispose of the shares held by Bigger Capital Fund, LP and may be deemed to be the beneficial owner of these shares. The address of Bigger Capital Fund, LP is 11700 W Charleston Blvd 170-659, Las Vegas, NV 89135.

7)	Consists of warrants to purchase 69,636 shares of Common Stock, subject to the Beneficial Ownership Limitation.

8)	Michael Bigger, Managing Member of District 2 GP LLC, General Partner of District 2 Capital Fund LP, has discretionary authority to vote and dispose of the shares held by District 2 Capital Fund LP and may be deemed to be the beneficial owner of these shares. The address of District 2 Capital Fund, LP is 14 Wall Street, 2nd Floor, Huntington, NY 11743.

9)	Consists of warrants to purchase 69,636 shares of Common Stock, subject to the Beneficial Ownership Limitation.

10)	Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 193, as amended) of the securities reported herein that are held by Intracoastal.

11)	Consists of warrants to purchase 3,636 shares of Common Stock, subject to the Beneficial Ownership Limitation.

12)	Sabby Management, LLC, the investment manager to Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”), has discretionary authority to vote and dispose of the shares held by Sabby and may be deemed to be the beneficial owner of these shares. Hal Mintz (“Mr. Mintz”), in his capacity as manager of Sabby Management, LLC, may also be deemed to have investment discretion and voting power over the shares held by Sabby. Sabby Management, LLC and Mr. Mintz each disclaim any beneficial ownership of these shares.

13)	This selling stockholder is affiliated with H.C. Wainwright & Co., LLC, a registered broker dealer with a registered address of c/o H.C. Wainwright & Co., 430 Park Ave, 3rd Floor, New York, NY 10022, and has sole voting and dispositive power over the securities held. The number of shares to be sold in this offering consists of shares of common stock issuable upon exercise of Placement Agent Warrants, which were received as compensation for the transactions consummated pursuant to the Inducement Letters. The selling stockholder acquired the Placement Agent Warrants in the ordinary course of business and, at the time the Placement Agent Warrants were acquired, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

DESCRIPTION OF SECURITIES BEING REGISTERED

The following is a description of our common stock, $0.0001 par value per share (“Common Stock”) and the Warrants. The following descriptions are summaries and are qualified in their entirety by reference to our Third Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Second Amended and Restated Bylaws (the “Bylaws”) and the outstanding Warrants. We encourage you to read the Certificate of Incorporation, Bylaws, and the Warrants, as well as the applicable provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), for more information.

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of Common Stock and 2,000,000 shares of preferred stock (the “Preferred Stock”) of which 250,000 have been designated as Class A Preferred Stock and the remainder of which are undesignated Preferred Stock.

Common Stock

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. However, the holders of our outstanding Class A Preferred Stock, which is held exclusively by our parent company as of the end of the period covered by this report, Fortress, are entitled to cast, for each share of Class A Preferred Stock, the number of votes that is equal to one and one-tenth (1.1) times a fraction, the numerator of which is the sum of (A) the aggregate number of shares of outstanding Common Stock and (B) the whole shares of Common Stock into which the shares of outstanding the Class A Preferred Stock are convertible and the denominator of which is the aggregate number of shares of outstanding Class A Preferred Stock. Thus, Fortress, so long as it holds all shares of our Class A Preferred Stock, will at all times have voting control of us. Further, for a period of ten (10) years from the date of the first issuance of shares of Class A Preferred Stock, the holders of record of the shares of Class A Preferred Stock (or other capital stock or securities issued upon conversion of or in exchange for the Class A Preferred Stock), exclusively and as a separate class, are entitled to appoint or elect the majority of our directors, however, the Company and Fortress have historically elected to waive application of this provision of the certificate of incorporation, and instead the holders of the Common Stock have voted together with the holders of the Class A Preferred Stock for all directors at our annual meetings of stockholders, with the holders of the Class A Preferred Stock utilizing the supervoting rights described above.

Liquidation and Other Rights

In the event of our liquidation or dissolution, the holders of Common Stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Dividends

Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors (the “Board of Directors”), subject to any preferential dividend rights of outstanding Preferred Stock. Pursuant to the certificate of designation relating to the Class A Preferred Stock, we are prohibited from paying dividends on our Common Stock until all dividends required to be paid to the holders of our Class A Preferred Stock have been paid or declared and set apart for payment.

Listing

Our Common Stock is not currently traded on any national securities exchange. Our Common Stock is quoted for trading on the OTCID Market, an over-the-counter market, under the symbol “ATXI.” The transfer agent and registrar for our Common Stock is VStock Transfer, LLC.

Anti-Takeover Effects of Various Provisions of Delaware Law and the Company’s Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Certificate of Incorporation and Bylaws could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, including those summarized below, may encourage certain types of coercive takeover practices and takeover bids.

Delaware Anti-Takeover Statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three (3) years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three (3) years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. However, our Certificate of Incorporation provides that we are not subject to the anti-takeover provisions of Section 203 of the DGCL.

Removal. Subject to the rights of any holders of any outstanding series of our Preferred Stock, stockholders may remove our directors with or without cause. Removal will require the affirmative vote of holders of a majority of our voting stock.

Size of Board and Vacancies. Our Bylaws provide that the number of directors be fixed exclusively by the Board of Directors. Any vacancies created on its Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will be appointed until the next annual meeting and until his or her successor has been elected and qualified.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its Board of Directors or a committee of our Board of Directors.

Undesignated Preferred Stock. Our Board of Directors is authorized to issue up to 2,000,000 shares of Preferred Stock without additional stockholder approval, which Preferred Stock could have voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of Common Stock. The issuance of shares of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without any action by the Company’s stockholders.

Series C Warrants Issued in May 2024

Exercisability

Each Series C Warrant has an exercise price equal to $6.20 per share. The Series C Warrants became immediately exercisable upon issuance and will remain exercisable until the five-year anniversary of the Closing Date. The exercise price and number of shares of common stock issuable upon exercise of the 2024 Series C Warrants are subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the Common Stock and the exercise price.

Exercise Limitation

The Series C Warrants are exercisable, at the option of each holder, respectively, in whole or in part, by delivering a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise discussed below). A holder (together with his, her or its affiliates) may not exercise any portion of his, her or its Series C Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Common Stock immediately after exercise, except that upon prior notice from the holder, the holder may increase or decrease the amount of ownership of outstanding stock after exercising his, her or its Series C Warrants up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series C Warrants, provided that any increase will not be effective until 61 days following notice to the Company.

Exercise Price

The exercise price per whole share of Common Stock purchasable upon exercise of the Series C Warrants is $6.20. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Cashless Exercise

If, at the time a holder exercises his, her or its Series C Warrants, a registration statement registering the resale of the underlying shares of Common Stock by the holder under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part), the net number of shares of Common Stock determined according to a formula set forth in the Series C Warrants.

Transferability

Subject to applicable laws, the Series C Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

The Series C Warrants are not listed on any securities exchange or nationally recognized trading system.

Fundamental Transactions

If at any time the Series C Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions, effects a Fundamental Transaction (as defined in the Series C Warrants), a holder of such warrants is entitled to receive the number of shares of common stock of the successor or acquiring corporation, or of the Company if the Company is the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction by such holder of the number of shares of Common Stock for which the Series C Warrants are exercisable immediately prior to the Fundamental Transaction. As an alternative, the holder may, at his, her or its option, in the event of a Fundamental Transaction, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable fundamental transaction), cause the Company to purchase the unexercised portion of the Series C Warrants from the holder, respectively, by paying to the holder, as applicable, an amount of cash equal to the Black Scholes Value (as defined in the Series C Warrants) of the remaining unexercised portion of the Series C Warrants on the date of the consummation of such Fundamental Transaction.

Rights as a Stockholder

Except as otherwise provided in the Series C Warrants, or by virtue of the holder’s ownership of shares of Common Stock, such holder does not have the rights or privileges of a holder of Common Stock, including any voting rights, until such holder exercises such holder’s Series C Warrants. The Series C Warrants provide that the holders of the Series C Warrants have the right to participate in certain distributions or dividends paid on shares of Common Stock.

Waivers and Amendments

The Series C Warrants may be modified or amended, or the provisions of the Series C Warrants waived, with the Company’s and the holder’s written consent.

Governing Law

The Series C Warrants are governed by New York law.

Placement Agent Warrants Issued May 2024

Exercisability

Each Placement Agent Warrant has an exercise price equal to $7.75 per share. The Placement Agent Warrants became immediately exercisable upon issuance and will remain exercisable until the five-year anniversary of the Closing Date. The exercise price and number of the Placement Agent Warrants issuable upon exercise of the Placement Agent Warrants are subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the Common Stock and the exercise price.

Exercise

The Placement Agent Warrants are exercisable, at the option of each holder, respectively, in whole or in part, by delivering a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise discussed below). A holder (together with his, her or its affiliates) may not exercise any portion of his, her or its Placement Agent Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Common Stock immediately after exercise, except that upon prior notice from the holder, the holder may increase or decrease the amount of ownership of outstanding stock after exercising his, her or its Placement Agent Warrants up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Placement Agent Warrants, provided that any increase will not be effective until 61 days following notice to the Company.

Exercise Price

The exercise price per whole share of Common Stock purchasable upon exercise of the Placement Agent Warrants is $7.75. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Cashless Exercise

If, at the time a holder exercises his, her or its Placement Agent Warrants, a registration statement registering the resale of the underlying shares of Common Stock by the holder under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part), the net number of shares of Common Stock determined according to a formula set forth in the Placement Agent Warrants.

Transferability

Subject to applicable laws, the Placement Agent Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

The Placement Agent Warrants are not listed on any securities exchange or nationally recognized trading system.

Fundamental Transactions

If at any time the Placement Agent Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions, effects a Fundamental Transaction (as defined in the Placement Agent Warrants), a holder of such warrants is entitled to receive the number of shares of Common Stock of the successor or acquiring corporation, or of the Company if the Company is the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction by such holder of the number of shares of Common Stock for which the Placement Agent Warrants are exercisable immediately prior to the Fundamental Transaction. As an alternative, the holder may, at his, her or its option, in the event of a Fundamental Transaction, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable fundamental transaction), cause the Company to purchase the unexercised portion of the Placement Agent Warrants from the holder, respectively, by paying to the holder, as applicable, an amount of cash equal to the Black Scholes Value (as defined in the Placement Agent Warrants) of the remaining unexercised portion of the Placement Agent Warrants on the date of the consummation of such Fundamental Transaction.

Rights as a Stockholder

Except as otherwise provided in the Placement Agent Warrants, or by virtue of the holder’s ownership of shares of Common Stock, such holder does not have the rights or privileges of a holder of Common Stock, including any voting rights, until such holder exercises such holder’s Placement Agent Warrants. The Placement Agent Warrants provide that the holders of the Placement Agent Warrants have the right to participate in certain distributions or dividends, other than cash, paid on shares of Common Stock.

Waivers and Amendments

The Placement Agent Warrants may be modified or amended, or the provisions of the Placement Agent Warrants waived, with the Company’s and the holder’s written consent.

Governing Law

The Placement Agent Warrants are governed by New York law.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations of the acquisition, ownership and disposition of the Common Stock offered by this prospectus but does not purport to be a complete analysis of all potential tax effects. This discussion does not address effects of other U.S. federal tax laws, such as estate and gift tax laws, or of state, local, non-U.S or other tax considerations that may be relevant to a purchaser or holder of the Common Stock in light of their particular circumstances. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as of the date hereof. These authorities may change, possibly with retroactive effect, or may be subject to differing interpretations that may adversely affect a holder of the Common Stock. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the acquisition, ownership and disposition of the Common Stock.

This discussion is limited to holders that hold the Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment). This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances, including the impact of the alternative minimum tax and of the Medicare contribution tax on net investment income. In addition, it does not address consequences for holders subject to special rules, including without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons holding the Common Stock as part of a hedge, straddle, conversion, or other integrated transaction;
•	banks, insurance companies, and other financial institutions;
•	brokers, dealers or traders in securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	S corporations or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	real estate investment trusts or regulated investment companies;
•	U.S. persons whose functional currency is not the U.S. dollar;
•	persons subject to special tax accounting rules;
•	persons who hold or receive the Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code;
•	tax-qualified retirement plans, individual retirement accounts or other tax-deferred accounts; and
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Common Stock, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the Common Stock, you should consult your tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the Common Stock.

This discussion is for informational purposes only and is not tax advice. You should consult your own independent tax advisor concerning the application of the U.S. federal income tax laws to your particular circumstances as well as any tax consequences for the acquisition, ownership, or disposition of the Common Stock arising under other U.S. federal tax laws and the laws of any state, local or non-U.S. tax jurisdiction or under any applicable income tax treaty.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 770 1(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

A “non-U.S. holder” is any beneficial owner of our Common Stock that is not a U.S. holder.

U.S. Holders

Distributions in General

If distributions are made with respect to the Common Stock, such distributions will be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Subject to customary conditions and limitations, dividends will be eligible for the dividends-received deduction in the case of U.S. holders that are (or are treated for U.S. federal income tax purposes) as corporations. Dividends paid to non-corporate U.S. holders generally will qualify for taxation at preferential rates if those holders meet certain holding period and other applicable requirements. Dividends received by non-corporate U.S. holders may also be subject to the additional 3.8% tax on net investment income. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce a U.S. holder’s tax basis in the Common Stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s tax basis in its shares will be taxable as gain from the disposition of the Common Stock, the tax treatment of which is discussed below.

Extraordinary Dividends

Dividends that exceed certain thresholds in relation to a U.S. holder’s tax basis in the Common Stock could be characterized as “extraordinary dividends” under Section 1059 of the Code. Corporate U.S. holders that have held our Common Stock for two years or less before the dividend announcement date and that receive an extraordinary dividend will generally be required to reduce their tax basis in the stock by the nontaxed portion of the dividend due to the dividends-received deduction. If the amount of reduction exceeds the U.S. holder’s tax basis in the stock, the excess will be taxable as gain from the disposition of the stock, the tax treatment of which is discussed below. Non-corporate U.S. holders that receive an extraordinary dividend will be required to treat any losses on the sale of our Common Stock as long-term capital losses to the extent of the extraordinary dividends such U.S. holders receive that qualify for taxation as the preferential rates discussed above under “- Distributions in General.” U.S. holders are urged to consult their tax advisors with respect to the eligibility for and amount of any dividend received deduction and the application of Section 1059 of the Code to any dividends they receive.

Disposition of Common Stock by Sale, Exchange or Redemption

Upon any sale or disposition (other than certain redemptions, as discussed below) of the Common Stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Common Stock is longer than one year. Non-corporate U.S. holders may be eligible for preferential tax rates on long-term capital gains but also may be subject to the additional 3.8% tax on net investment income. The deductibility of capital losses is subject to limitations.

A redemption of the Common Stock will be treated as a sale or exchange described in the preceding paragraph if the redemption, based on the facts and circumstances, is treated for U.S. federal income tax purposes as (i) a “complete termination” of your interest in the Common Stock, (ii) a “substantially disproportionate” redemption of your Common Stock, or (iii) is “not essentially equivalent to a dividend”, each within the meaning of Section 302 of the Code. In determining whether any of these tests has been met, you must take into account not only the Common Stock and other equity interests that you actually own but also other equity interests that you constructively own under U.S. federal income tax rules.

If you meet none of the alternative tests described above, the redemption will be treated as a distribution subject to the rules described under “-Distributions In General.” If a redemption of the Common Stock is treated as a distribution that is taxable as a dividend, you are urged to consult your tax advisor regarding the allocation of your tax basis as between the redeemed and remaining shares of Common Stock.

Information Reporting and Backup Withholding

We or an applicable withholding agent will report to our U.S. holders and the IRS the amount of dividends (including deemed dividends) paid during each year and the amount of any tax withheld with respect to the Common Stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding at a rate of 28% on payments of dividends on the Common Stock unless the holder furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information or otherwise establishes an exemption from backup withholding. Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the U.S. holder timely furnishes the required information to the IRS.

Non-U.S. Holders

Distributions

If distributions are made with respect to the Common Stock, such distributions will be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code and may be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the Non-U.S. holder’s basis in the Common Stock, but not below zero. If the distribution exceeds our current and accumulated earnings and profits and the Non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the Common Stock, the tax treatment of which is discussed below.

In addition, if we are classified as a U.S. real property holding corporation (a “USRPHC”) within the meaning of Section 897(c) of the Code and any distribution exceeds our current and accumulated earnings and profits, we will need to satisfy our withholding requirements either by (a) treating the entire distribution (even if in excess of earnings and profits) as a dividend subject to the withholding rules described below and withhold at a minimum rate of 15% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC; or (b) treating (i) only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend subject to the withholding rules in the following paragraph; and (ii) the excess portion of the distribution as subject to withholding at a rate of 15% (or such lower rate as may be specified by an applicable income tax treaty), as if such excess were the result of a sale of shares in a USRPHC, with a credit generally allowed against the Non-U.S. holder’s U.S. federal income tax liability for the tax withheld from such excess. We believe that we currently are not a USRPHC, and we do not expect to become a USRPHC for the foreseeable future (see discussion of USRPHCs below under “- Disposition of Common Stock, Including Redemptions”).

Dividends (including amounts distributed by a USRPHC and subject to withholding as dividends per the preceding paragraph) paid to a Non-U.S. holder of the Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are treated as being effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. holder in the United States) are not subject to this withholding tax, provided that certain certification and disclosure requirements are satisfied including completing IRS Form W-8ECI (or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. holder were a United States person (as defined under the Code), unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. holder of the Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding for dividends, as discussed below, will be required to (i) complete IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (ii) if the Common Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. A Non-U.S. holder of the Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Disposition of Common Stock, Including Redemptions

Any gain realized by a Non-U.S. holder on the disposition of the Common Stock generally will not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. holder in the United States);

•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•	we are or have been a USRPHC, as defined in Section 897(c) of the Code, and a Non-U.S. holder owned directly or pursuant to applicable attribution rules at any time during the five-year period ending on the date of disposition more than 5% of the Common Stock - assuming that the Common Stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code.

A Non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, and, if it is a corporation, may also be subject to branch profits tax equal of 30% (generally applicable to its effectively connected earnings and profits) or at such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such reduced rate as may be provided by an applicable tax treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even if the individual is not considered a resident of the United States for U.S. federal income tax purposes.

A Non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain realized in the same manner as if the Non-U.S. holder were a United States person as defined under the Code. A corporation is a USRPHC if it is a U.S. corporation and the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. Our Common Stock is listed on the NASDAQ Capital Market and we believe that, for as long as we continue to be so listed, our Common Stock will be treated as regularly traded on an established securities market. However, if we become a USRPHC and our Common Stock is regularly traded on an established securities market, a Non-U.S. holder generally will be subject to U.S. federal income tax on any gain from the disposition of such stock if such Non-U.S. holder has owned or is deemed to have owned more than 5% of our Common Stock, at any time within the shorter of the five-year period preceding the disposition or such holder’s holding period for such stock.

If a Non-U.S. holder is subject to U.S. federal income tax on any sale, exchange, redemption (except as discussed below), or other disposition of the Common Stock, the Non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the Non-U.S. holder and the Non-U.S. holder’s adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term capital gain or loss if the Non-U.S. holder’s holding period for the Common Stock is longer than one year. A Non-U.S. holder should consult its own independent tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

If a Non-U.S. holder is subject to U.S. federal income tax on any disposition of the Common Stock, a redemption of shares of the Common Stock will be a taxable event. If the redemption is treated as a sale or exchange, instead of as a dividend, a Non-U.S. holder generally will recognize capital gain or loss, equal to the difference between the amount of cash received and fair market value of any property received and the Non-U.S. holder’s adjusted tax basis in the Common Stock redeemed (except that to the extent that any cash received is attributable to any accrued but unpaid dividends), and such capital gain or loss will be long-term capital gain or loss if the Non-U.S. holder’s holding period for such Common Stock exceeds one year. A payment made in redemption of the Common Stock may be treated as a dividend (subject to taxation as discussed above under “-Disposition of Common Stock, Including Redemptions”), rather than as payment in exchange for the Common Stock, in the same circumstances discussed above under “- Disposition of Common Stock, Including Redemptions.” Each Non-U.S. holder of the Common Stock should consult its own independent tax advisors to determine whether a payment made in redemption of the Common Stock will be treated as a dividend or as payment in exchange for the Common Stock.

Information reporting and backup withholding.

We must annually report to the IRS and to each Non-U.S. holder the amount of dividends (including constructive dividends) paid to such Non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply to the payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor an IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) or otherwise establish an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of shares of our Common Stock is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN or Form W-8BEN-E (or other suitable substitute or successor form), or otherwise establishes an exemption. Subject to certain exceptions, backup withholding and information reporting generally will not apply to a payment of proceeds from the sale of shares of our Common Stock if such sale is effected through a foreign office of a broker, provided that the broker does not have certain U.S. connections. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against such holder’s U.S. federal income tax liability (if any), which may entitle the holder to a refund if in excess of such liability, provided that the holder timely provides the required information to the IRS. Non-U.S. holders are urged to consult their own tax advisers regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Foreign Account Tax Compliance Act.

Sections 1471 to 1474 of the Code (such sections, and the Treasury Regulations and administrative guidance issued thereunder, commonly referred to as FATCA) impose a 30% U.S. withholding tax on certain “withholdable payments” made to a “foreign financial institution” or a “nonfinancial foreign entity.” “Withholdable payments” include payments of dividends and the gross proceeds from a disposition of certain property (such as shares of our Common Stock), if such disposition occurs after December 31, 2018. In general, if a holder is a “foreign financial institution” (which includes investment entities such as hedge funds and private equity funds), the 30% withholding tax will apply to withholdable payments made to such holder, unless such holder enters into an agreement with the U.S. Department of Treasury to collect and provide substantial information regarding its U.S. account holders, including certain account holders that are foreign entities with U.S. owners, and to withhold 30% on certain “pass-through payments.” If such holder is a “non-financial foreign entity,” FATCA also generally will impose a withholding tax of 30% on withholdable payments made to such holder unless the holder provides the withholding agent with a certification that it does not have any “substantial United States owners” or a certification identifying its direct and indirect substantial United States owners. Intergovernmental agreements between the United States and a holder’s resident country may modify some of the foregoing requirements.

Although withholding under FATCA would also have applied to payments of gross proceeds from the sale or other disposition of the Common Stock on or after January 1, 2019, Treasury Regulations proposed in late 2018 eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

We will not pay any additional amounts to holders of the Common Stock in respect of any amounts withheld. Non-U.S. holders should consult their own tax advisers with respect to the U.S. federal income tax consequences of FATCA on their ownership and disposition of shares of our Common Stock.

Documentation that holders provide in order to be treated as FATCA compliant may be reported to the IRS and other tax authorities, including information about a holder’s identity, its FATCA status and if applicable, its direct and indirect U.S. owners. Prospective investors should consult their tax advisers about how information reporting and the possible imposition of withholding tax under FATCA may apply to their investment in the Common Stock.

PLAN OF DISTRIBUTION

The Selling Stockholders, which as used herein includes certain donees, pledgees, transferees or other successors-in-interest selling Warrant Shares or interests in Warrant Shares received after the date of this prospectus from the Selling Stockholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Shares or interests in Warrant Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.

The Selling Stockholders may transfer the Warrant Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our Common Stock short and deliver these securities to close out its short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the Warrant Shares offered by them will be the sale price of the Warrant Shares less discounts or commissions, if any. The Selling Stockholders reserve the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of Warrant Shares to be made directly or through agents. We will not receive any of the proceeds from this offering. However, we will receive the proceeds of any cash exercise of the Warrants.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that it meets the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If any of the Selling Stockholders is an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our Common Stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Warrant Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Warrant Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and the Exchange Act, relating to the registration of the shares offered by this prospectus.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective at all times until no Selling Stockholder owns any Warrants or Warrant Shares.

Our Common Stock is not currently traded on any national securities exchange. Our Common Stock is quoted for trading on the OTCID Market, an over-the-counter market, under the symbol “ATXI.”

LEGAL MATTERS

Troutman Pepper Locke LLP, Charlotte, North Carolina, will pass upon the validity of the securities being offered by this prospectus. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Avenue Therapeutics, Inc. as of December 31, 2024 and 2023 and for each of the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. The audit report covering the December 31, 2024 consolidated financial statements contains an explanatory paragraph that states the Company has incurred substantial operating losses since its inception and expects to continue to incur significant operating losses for the foreseeable future that raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and proxy statements with the SEC. These filings include our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements on Schedule 14A, as well as any amendments to those reports and proxy statements, which are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Our Internet website address is www.avenuetx.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our securities. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the securities being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the securities offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede such information. We incorporate by reference the documents listed below and any future information filed (rather than furnished) with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all securities to which this prospectus relates have been sold or the offering is otherwise terminated and also between the date of the initial registration statement and prior to effectiveness of the registration statement, provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

●	our Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”), filed with the SEC on March 31, 2025;

●	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025, and September 30, 2025, filed with the SEC on May 15, 2025, August 14, 2025, and November 13, 2025, respectively;

●	our Current Reports on Form 8-K and Form 8-K/A filed with the SEC on March 7, 2025, March 17, 2025, April 30, 2025, November 12, 2025 and November 18, 2025,; and

●	the description of our Common Stock included in our registration statements on Form 8-A12B, filed with the SEC on June 14, 2017, and any amendment or report filed for the purpose of further updating such descriptions.

We will furnish without charge to any person (including any beneficial owner) a copy of any or all of the documents incorporated by reference, including exhibits to these documents, upon written or oral request. Direct your request to: Corporate Secretary, Avenue Therapeutics, Inc., 1111 Kane Concourse, Suite 301, Bay Harbor Islands Florida 33154, or (781) 652-4500.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Avenue Therapeutics, Inc.

731,061 Shares of Common Stock

PROSPECTUS

     , 2025

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$-
Accounting fees and expenses	$25,000
Legal fees and expenses	$15,000
Total expenses	$40,000

Item 14. Indemnification of Directors and Officers

Under the General Corporation Law of the State of Delaware (“DGCL”), a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director’s duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company’s Third Amended and Restated Certificate of Incorporation, as amended, eliminates the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in the DGCL.

Section 145 of the DGCL grants to corporations the power to indemnify each officer and director against liabilities and expenses incurred by reason of the fact that he or she is or was an officer or director of the corporation if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company’s Third Amended and Restated Certificate of Incorporation, as amended, and Second Amended and Restated Bylaws, as amended, provide for indemnification of each officer and director of the Company to the fullest extent permitted by the DGCL. Section 145 of the DGCL also empowers corporations to purchase and maintain insurance on behalf of any person who is or was an officer or director of the corporation against liability asserted against or incurred by him in any such capacity, whether or not the corporation would have the power to indemnify such officer or director against such liability under the provisions of Section 145 of the DGCL.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding all securities sold by us since December 15, 2022 the offer and sale of which were not registered under the Securities Act. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

January 2023 Private Placement

On January 27, 2023, we entered into a Securities Purchase Agreement (the “PIPE Purchase Agreement”) with an institutional accredited investor, for a private placement offering of warrants to purchase 25,870 shares of Common Stock. Pursuant to the PIPE Purchase Agreement, we agreed to issue and sell the warrants at an offering price of $9.375 per warrant to purchase one share of Common Stock. The warrants had an exercise price of $116.25 per share (subject to adjustment as set forth in the warrants), became exercisable six months after issuance and would have expired three years from the date on which the warrants become exercisable. The warrants contained standard anti-dilution adjustments to the exercise price including for share splits, share dividend, rights offerings and pro rata distributions. This private placement closed on January 31, 2023, concurrently with an offering to the same institutional accredited investor that was registered under the Securities Act. We received aggregate gross proceeds of approximately $0.24 million from the private placement, before deducting placement agent fees and other estimated offering expenses payable by us. Aegis Capital Corp. (“Aegis”) acted as the exclusive placement agent in connection with the private placement under a Placement Agent Agreement, dated as of January 27, 2023, between us and Aegis, pursuant which Aegis was paid a commission equal to 8.0% of the gross proceeds received by us. All of these warrants were subsequently exercised, and none remain outstanding. The warrants were offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The investor also represented that it qualified as an “accredited investor” within the meaning of Rule 501 of Regulation D.

February 2023 Private Placement

On February 28, 2023, we entered into a license agreement with AnnJi, whereby we obtained an exclusive license from AnnJi to certain intellectual property rights. Under such license agreement, in exchange for exclusive rights to the licensed intellectual property, we paid an initial cash license fee of $3.0 million and was obligated to issue 11,088 shares of Common Stock to AnnJi, and then would have to issue an additional 3,688 shares of Common Stock upon the achievement of a certain clinical study milestone. The Company and AnnJi have since agreed that the Company will repurchase all such shares from AnnJi in connection with a termination of the license. Such shares were offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. AnnJi also represented that it qualified as an “accredited investor” within the meaning of Rule 501 of Regulation D.

September 2023 Private Placement

On September 8, 2023, we entered into an unwritten agreement with Fortress, the holder of a majority of the voting power of the Company’s capital stock, and Dr. Lindsay A. Rosenwald, a director on the board of directors of the Company (Dr. Rosenwald and Fortress, together, the “Investors”), pursuant to which we agreed to issue and sell 10,227 shares (the “September Shares”) of Common Stock of the Company, for an aggregate purchase price of approximately $550,000 in a private placement transaction (the “September Private Placement”). The September Shares were offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The September Shares were purchased by the Investors at a price per share of $53.775, which was the “consolidated closing bid price” of the Common Stock on the Nasdaq Capital Market as of September 7, 2023 (as adjusted for our 1-for-75 reverse stock split effective April 26, 2024), in compliance with Nasdaq Listing Rule 5365(c).

We received aggregate gross proceeds of approximately $550,000 million from the September Private Placement, before deducting estimated offering expenses payable by us. We did not incur any underwriting or placement agent fees associated with the September Private Placement. We used the net proceeds from the September Private Placement for working capital and other general corporate purposes.

January 2024 Private Placement

On January 5, 2024, we entered into (i) an inducement offer letter agreement (the “January 2023 Investor Inducement Letter”) with a certain investor (the “January 2023 Investor”) in connection with certain outstanding warrants to purchase up to an aggregate of 25,870 shares of Common Stock, originally issued to the January 2023 Investor on January 31, 2023 (the “January 2023 Warrants”) and (ii) an inducement offer letter agreement (the “November 2023 Investor Inducement Letter Agreement” and, together with the January 2023 Investor Inducement Letter, the “January 2024 Inducement Letters”) with certain investors (the “November 2023 Investors” and, together with the January 2023 Investor, the “January 2024 Holders”) in connection with certain outstanding warrants to purchase up to an aggregate of 194,666 shares of Common Stock, originally issued to the November 2023 Investors on November 2, 2023 (the “November 2023 Warrants” and, together with the January 2023 Warrants, the “January 2024 Existing Warrants”). The January 2023 Warrants had an exercise price of $116.25 per share, and the November 2023 Warrants had an exercise price of $22.545 per share.

Pursuant to the January 2024 Inducement Letters, (i) the January 2023 Investor agreed to exercise its January 2023 Warrants for cash at a reduced exercise price of $22.545 per share and (ii) the November 2023 Investors agreed to exercise their November 2023 Warrants for cash at the existing exercise price of $22.545, in each case in consideration for the Company’s agreement to issue in a private placement (x) Series A Warrants to purchase up to 220,537 shares of Common Stock and (y) Series B Warrants to purchase up to 220,537 shares of Common Stock (together, the “January 2024 Warrants”). The transactions contemplated by the January 2024 Inducement Letters closed on January 9, 2024. We received aggregate gross proceeds of approximately $5.0 million from the exercise of the January 2024 Existing Warrants by the January 2024 Holders, before deducting placement agent fees and other expenses payable by us. The January 2024 Warrants have were subsequently exercised and none remain outstanding.

The January 2024 Warrants were offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. Each January 2024 Holder also represented that it qualified as an “accredited investor” within the meaning of Rule 501 of Regulation D.

May 2024 Private Placement

On April 28, 2024, we entered into the Inducement Letters with the Holders in connection with the Existing Warrants. October 2022 Warrants had an exercise price of $116.25 per share, the November 2023 Warrants had an exercise price of $22.545 per share, and the January 2024 Warrants had an exercise price of $22.545 per share.

Pursuant to the Inducement Letters, the Holders agreed to exercise for cash the Existing Warrants at a reduced exercise price of $6.20 per share in partial consideration for the Company’s agreement to issue in a private placement (x) the Series C Warrants to purchase up to 689,680 shares of Common Stock and (y) Series D Warrants to purchase up to 689,680 shares of Common Stock (which have since expired). The Holders also agreed to make a payment of the Additional Warrant Consideration. The Company also issued to H.C. Wainwright or its designees the Placement Agent Warrants to purchase the 41,381 Placement Agent Warrant Shares. The Placement Agent Warrants have the same terms as the Series C Warrants, except that the Placement Agent Warrants have an exercise price equal to $7.75 per share. The Warrants and the Series D Warrants were issued on the Closing Date. We received aggregate gross proceeds of approximately $4.4 million from the exercise of the Existing Warrants by the Holders and the payment of the Additional Warrant Consideration, before deducting placement agent fees and other expenses payable by us.

The Warrants and the Series D Warrants were offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. Each Holder also represented that it qualified as an “accredited investor” within the meaning of Rule 501 of Regulation D.

In the Inducement Letters, the Company agreed to file a registration statement providing for the resale of the Warrant Shares. Accordingly, as required by the Inducement Letters, the registration statement of which this prospectus forms a part relates to the offer and resale of the Warrant Shares issuable to the Selling Stockholders upon the exercise of the Warrants.

Item 16. Exhibits and Financial Statement Schedules

The exhibits to the Registration Statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Certificate of Incorporation of Avenue Therapeutics, Inc., filed as Exhibit 3.1 to Form 8-K filed on June 27, 2017 (File No. 001-38114) and incorporated herein by reference.
3.2	Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of Avenue Therapeutics, Inc., filed as Exhibit 3.1 to Form 10-Q filed on August 14, 2018 (File No. 001-38114) and incorporated herein by reference.
3.3	Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of Avenue Therapeutics, Inc., filed as Exhibit 3.1 to Form 8-K filed on September 22, 2022 (File No. 001-38114) and incorporated herein by reference.
3.4	Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of Avenue Therapeutics, Inc., filed as Exhibit 3.1 to Form 8-K filed on February 3, 2023 (File No. 001-38114) and incorporated herein by reference.
3.5	Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of Avenue Therapeutics, Inc., filed as Exhibit 3.1 to Form 8-K filed on February 23, 2024 (File No. 001-38114) and incorporated herein by reference.
3.6	Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of Avenue Therapeutics, Inc., filed as Exhibit 3.1 to Form 8-K filed on April 26, 2024 (File No. 001-38114) and incorporated herein by reference.
3.7	Second Amended and Restated Bylaws of Avenue Therapeutics, Inc., filed as Exhibit 3.1 to Form 8-K filed on February 10, 2023 (File No. 000-38114) and incorporated herein by reference.
4.1	Specimen certificate evidencing shares of Common Stock, filed as Exhibit 4.1 to Form 10-12G filed on January 12, 2017 (File No. 000-55556) and incorporated herein by reference.
4.2	Form of warrant agreement, filed as Exhibit 4.2 to Form 10-12G filed on January 12, 2017 (File No. 000-55556) and incorporated herein by reference.
4.3	Description of Securities of Avenue Therapeutics, Inc., filed as Exhibit 4.3 to Form 10-K filed on March 31, 2025 (File No. 001-38114) and incorporated herein by reference.
4.4	Form of Warrant, filed as Exhibit 4.1 to Form 8-K filed on October 12, 2022 (File No. 001-38114) and incorporated herein by reference.
4.5	Warrant Agent Agreement, dated October 6, 2022, by and between Avenue Therapeutics, Inc. and VStock Transfer, LLC, filed as Exhibit 4.3 to Form 8-K filed on October 12, 2022 (File No. 001-38114) and incorporated herein by reference.
4.6	Form of Series A Warrant (November 2023), filed as Exhibit 4.1 to Form 8-K filed on November 2, 2023 (File No. 001-38114) and incorporated herein by reference.
4.7	Form of Series B Warrant (November 2023), filed as Exhibit 4.2 to Form 8-K filed on November 2, 2023 (File No. 001-38114) and incorporated herein by reference.
4.8	Warrant Agent Agreement, dated October 31, 2023 by and between Avenue Therapeutics, Inc. and VStock Transfer, LLC, filed as Exhibit 4.4 to Form 8-K filed on November 2, 2023 (File No. 001-38114) and incorporated herein by reference.
4.9	Form of New Series A Warrant (January 2024), filed as Exhibit 4.1 to Form 8-K filed on January 8, 2024 (File No. 001-38114) and incorporated herein by reference.
4.10	Form of New Series B Warrant (January 2024), filed as Exhibit 4.2 to Form 8-K filed on January 8, 2024 (File No. 001-38114) and incorporated herein by reference.
4.11	Form of New Series C Warrant (May 2024), filed as Exhibit 4.1 to Form 8-K filed on May 1, 2024 (File No. 001-38114) and incorporated herein by reference.

4.12	Form of Placement Agent Warrant (May 2024), filed as Exhibit 4.3 to Form 8-K filed on May 1, 2024 (File No. 001-38114) and incorporated herein by reference.
5.1	Opinion of Troutman Pepper Locke LLP.*
10.1	Asset Transfer and License Agreement between Fortress Biotech, Inc. and Revogenex Ireland Limited dated February 17, 2015, filed as Exhibit 10.1 to Form 10-12G/A filed on March 13, 2017 (File No. 000-55556) and incorporated herein by reference.**
10.2	First Amendment to Asset Transfer and License Agreement between Fortress Biotech, Inc. and Revogenex Ireland Limited dated June 23, 2016, filed as Exhibit 10.11 to Form 10-12G/A filed on March 13, 2017 (File No. 000-55556) and incorporated herein by reference.
10.3	Second Amendment to Asset Transfer and License Agreement between Fortress Biotech, Inc. and Revogenex Ireland Limited dated May 4, 2017, filed as Exhibit 10.3 to Form S-1/A filed on May 22, 2017 (File No. 333-217552) and incorporated herein by reference.
10.4	Amended and Restated Founders Agreement between Fortress Biotech, Inc. and Avenue Therapeutics, Inc. dated September 13, 2016, filed as Exhibit 10.2 to Form 10-12G filed on January 12, 2017 (File No. 000-55556) and incorporated herein by reference.
10.5	Management Services Agreement between Fortress Biotech, Inc. and Avenue Therapeutics, Inc. effective as of February 17, 2015, filed as Exhibit 10.5 to Form 10-12G filed on January 12, 2017 (File No. 000-55556) and incorporated herein by reference.
10.6	Avenue Therapeutics, Inc. 2015 Incentive Plan, filed as Exhibit 10.7 to Form 10-12G filed on January 12, 2017 (File No. 000-55556) and incorporated herein by reference.#
10.6.1	Amendment to the Avenue Therapeutics, Inc. 2015 Incentive Plan, filed as Exhibit 99.2 to Form S-8 filed on December 17, 2021 (File No. 333-261710) and incorporated herein by reference.#
10.6.2	Amendment to the Avenue Therapeutics, Inc. 2015 Incentive Plan, filed as Exhibit 10.1 to Form 8-K filed on February 3, 2023 (File No. 001-38114) and incorporated herein by reference.#
10.6.3	Amendment to the Avenue Therapeutics, Inc. 2015 Incentive Plan, filed as Exhibit 10.1 to Form 8-K filed on June 26, 2024 (File No. 001-38114) and incorporated herein by reference.#
10.7	Stock Contribution Agreement between Avenue Therapeutics, Inc. and Fortress Biotech, Inc., dated May 11, 2022, filed as Exhibit 10.1 to Form 10-Q filed on August 15, 2022 (File No. 001-38114) and incorporated herein by reference.
10.8	Underwriting Agreement, dated October 6, 2022, by and between Avenue Therapeutics, Inc. and Aegis Capital Corp., filed as Exhibit 1.1 to Form 8-K filed on October 12, 2022 (File No. 001-38114) and incorporated herein by reference.
10.9	Form of Securities Purchase Agreement (Registered Offering), dated January 27, 2023, by and among Avenue Therapeutics, Inc. and the purchaser party thereto, filed as Exhibit 10.1 to Form 8-K filed on February 1, 2023 (File No. 001-38114) and incorporated herein by reference.
10.10	Form of Securities Purchase Agreement (PIPE), dated January 27, 2023, by and among Avenue Therapeutics, Inc. and the purchaser party thereto, filed as Exhibit 10.2 to Form 8-K filed on February 1, 2023 (File No. 001-38114) and incorporated herein by reference.
10.11	Form of Registration Rights Agreement, dated January 27, 2023, by and among Avenue Therapeutics, Inc. and the purchaser party thereto, filed as Exhibit 10.5 to Form 8-K filed on February 1, 2023 (File No. 001-38114) and incorporated herein by reference.
10.12	Placement Agent Agreement entered into by and between Avenue Therapeutics, Inc. and Aegis Capital Corp., dated January 27, 2023, filed as Exhibit 10.7 to Form 8-K filed on February 1, 2023 (File No. 001-38114) and incorporated herein by reference.
10.13	Form of Avenue Therapeutics, Inc. Stock Option Agreement, filed as Exhibit 10.1 to Form 8-K filed on July 5, 2023 (File No. 001-38114) and incorporated herein by reference.#
10.14	Registration Rights Letter Agreement, dated September 8, 2023, by and among the Company and the purchaser parties thereto, filed as Exhibit 10.1 to Form 8-K filed on September 8, 2023 (File No. 001-38114) and incorporated herein by reference.
10.15	Placement Agency Agreement dated October 31, 2023, by and among Avenue Therapeutics, Inc., Maxim Group LLC and Lake Street Capital Markets, LLC, filed as Exhibit 10.1 to Form 8-K filed on November 2, 2023 (File No. 001-38114) and incorporated herein by reference.
10.16	Form of Securities Purchase Agreement, dated October 31, 2023, by and among Avenue Therapeutics, Inc. and investors party thereto filed as Exhibit 10.2 to Form 8-K filed on November 2, 2023 (File No. 001-38114) and incorporated herein by reference.

10.17	Form of January 2023 Investor Inducement Letter, filed as Exhibit 10.1 to Form 8-K filed on January 8, 2024 (File No. 001-38114) and incorporated herein by reference.
10.18	Form of November 2023 Investor Inducement Letter, filed as Exhibit 10.2 to Form 8-K filed on January 8, 2024 (File No. 001-38114) and incorporated herein by reference.
10.19	Consulting Agreement with Dr. Jay Kranzler, dated December 1, 2020, filed as Exhibit 10.19 to Form 10-K filed on March 18, 2024 (File No. 001-38114) and incorporated herein by reference.
10.20	Form of Avenue Therapeutics, Inc. Restricted Stock Unit Agreement, filed as Exhibit 10.1 to Form 8-K filed on September 23, 2024 (File No. 001-38114) and incorporated herein by reference.#
10.21	Form of Investor Inducement Letter (May 2024), filed as Exhibit 10.1 to Form 8-K filed on May 1, 2024 (File No. 001-38114) and incorporated herein by reference.
10.22	At the Market Offering Agreement, dated May 10, 2024, by and between Avenue Therapeutics, Inc. and H.C. Wainwright & Co., LLC, filed as Exhibit 1.1 to Form 8-K filed on May 10, 2024 (File No. 001-38114) and incorporated herein by reference.
10.23	Form of Restricted Stock Unit Agreement (September 2024), filed as Exhibit 10.1 to Form 8-K filed on September 27, 2024 (File No. 001-38114) and incorporated herein by reference.#
10.24	AnnJi License Agreement by and between the Company and AnnJi Pharmaceutical Co. Ltd., dated February 28, 2023, filed as Exhibit 10.9 to Form 10-Q filed on May 12, 2023 (File No. 001-38114) and incorporated herein by reference.
10.25	AnnJi License Termination and Program Transfer Agreement by and between the Company and AnnJi Pharmaceutical Co. Ltd., dated April 24, 2025, filed ass Exhibit 10.1 to Form 8-K filed on April 30, 2025 (File No. 001-38114) and incorporated herein by reference.***
10.26	Stock Purchase Agreement, by and among the Company, Axsome Therapeutics, Inc., Baergic Bio, Inc., and the holders of outstanding options, warrants and other similar rights with respect to shares of Baergic Bio, Inc., dated November 5, 2025.***
21.1	Subsidiaries of Avenue Therapeutics, Inc., filed as Exhibit 21.1 to Form 10-K filed on March 31, 2025 (File No. 001-38114) and incorporated herein by reference.
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP.*
23.2	Consent of Troutman Pepper Locke LLP (to be included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page to this registration statement).*
107	Filing Fee Table.*

* Filed herewith.

** Subject to a request for confidential treatment.

*** Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

^ Furnished herewith.

# Management contract or compensatory plan.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefits plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bay Harbor Islands, Florida, on December 15, 2025.

Avenue Therapeutics, Inc.

By:	/s/ Alexandra MacLean M.D.
Name:	Alexandra MacLean, M.D.
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Alexandra MacLean, M.D., and David Jin, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act, (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dated indicated.

Signature	Title	Date

/s/ Alexandra MacLean, M.D.	Chief Executive Officer and Director	December 15, 2025
Alexandra MacLean, M.D.	(Principal Executive Officer)

/s/ David Jin	Chief Operating Officer and Interim Chief Financial Officer	December 15, 2025
David Jin	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jay Kranzler, M.D., Ph.D.	Chairman of the Board	December 15, 2025
Jay Kranzler, M.D., Ph.D.

/s/ Faith Charles	Director	December 15, 2025
Faith Charles

/s/ Neil Herskowitz	Director	December 15, 2025
Neil Herskowitz

/s/ Curtis Oltmans	Director	December 15, 2025
Curtis Oltmans

/s/ Lindsay A. Rosenwald, M.D.	Director	December 15, 2025
Lindsay A. Rosenwald, M.D.